July 27, 2005
VIA EDGAR AND OVERNIGHT COURIER
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn: Karen J. Garnett, Esq.

Re:	NNN 2003 Value Fund, LLC
Amendment No. 1 to Registration Statement on Form 10
(Registration Statement No. 000-51295)
Ladies and Gentlemen:
     This letter is submitted on behalf of NNN 2003 Value Fund, LLC, a Virginia limited liability company (the “Company”), together with Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form 10 (the “Form 10 Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2005.
     Courtesy copies of Amendment No. 1 will be delivered to you by the Company’s financial printer, Bowne & Co., Inc., together with blacklined copies that compare Amendment No. 1 to the Form 10 Registration Statement. Unless set forth otherwise in this letter, page numbers in the Company’s responses refer to pages in Amendment No. 1 and capitalized words used in this letter without definition are used as defined in Amendment No. 1.
     On behalf of the Company, the remainder of this letter responds to the comments provided by the Staff in its letter to the Company dated May 31, 2005 (the “Comment Letter”). The Company’s responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff’s comments prior to each response by the Company.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 2
General

1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.	We note your statement that you do not believe that you will operate in a manner that requires you to register as an “investment company” under the Investment Company Act of 1940. We further note that you hold tenant in common interests. Please supplementally provide us a detailed analysis regarding your compliance with the Investment Company Act of 1940, including a description of your tenant in common interests and whether these interests would be deemed securities for purposes of the Act.+ Please refer to Triple Net Leasing, LLC (August 23, 2000) and Sections 3(a)(I)(C) and 3(c)(5)(C) of the Act.

In response to the Staff’s request, the Company has asked us to advise the Staff supplementally that it is not an “investment company” within Section 3 of the Investment Company Act of 1940, as amended, because it has complied with the exemption therefrom provided in Section 3(c)(5)(C) of the Investment Company Act. In particular, the Company is not in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and is “primarily engaged in ... purchasing or otherwise acquiring ... interests in real estate.”

In Triple Net Leasing, LLC (August 23, 2000) the Commission disagreed with requesting counsel’s view that tenant-in-common interests in commercial property were not securities when the purchasers of the property were required to master lease the property to the seller on a triple-net basis for a fixed rent for a term of ten to fifteen years, with optional renewal periods. In the subject case, the Company has asked us to advise the Staff that none of the tenant-in-common interests acquired by the Company contain such a lease-back provision. Furthermore, contrary to the facts in Triple Net Leasing, LLC, the Company (i) participates in the general management of the underlying properties, including, without limitation, the leasing of the properties through its agents, the Manager and Realty; (ii) may terminate its relationship with the Manager for cause and may terminate its relationship with Realty without cause; and (iii) enjoys the benefits and bears the risks of any increases or decreases in the values and rental incomes of the underlying properties.

Item 1: Business, page 1

3.	We note that you were formed to purchase, own, operate and subsequently sell all or a portion of a number of unspecified “value added” properties. Please expand your disclosure to briefly describe the manner in which you own your properties, including whether you hold tenant in common interests.

In response to the Staff’s request, the Company has revised its disclosure to describe the manner in which it owns its properties.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 3
4.	We note your statement that the nature and results of certain of your investments were not fully and accurately disclosed in your prior performance tables. Please expand your disclosure here and on pages 22 and 25 to clarify what aspects of your investments were not disclosed and what aspects of your investments were not disclosed accurately. Further, we note your statement that “in general, the resulting effect is an overstatement of your Manager’s program and aggregate portfolio operating results.” Please expand your disclosure to briefly discuss and quantify this overstatement.

In response to the Staff’s request, the Company has expanded its disclosure on pages 2, 26, and 30 to clarify the aspects of its investments which were not disclosed accurately. The Company has also requested that we advise the Staff supplementally that it continues to be in the process of reviewing the extent of the overstatement of the Manager’s program and aggregate portfolio operating results and that it is not able to quantify the extent of the overstatement at this time. The Company expects that it will be able to provide an accurate description of such operating results by the fourth quarter of 2005.

5.	We note that your manager’s board of managers is considering alternatives to address the errors in the prior performance tables. Please expand your disclosure in this section and on pages 22 and 44 to discuss the specific alternatives that the board of managers is considering.

In response to the Staff’s request, the Company has requested that we advise the Staff supplementally that the Board of Managers is still considering which alternatives are available to it to address the errors and, therefore, is unable to set forth concrete alternatives at this time. The Company has requested that we advise the Staff that it expects this information to be available by the fourth quarter of 2005.

6.	We note your acquisition standards listed on pages 2 and 3. Please expand to disclose, if known, a more specific location for any properties you intend to acquire. We note you currently own properties in California, Nevada, and Texas. Will you continue to purchase properties in these locations?

In response to the Staff’s request, the Company has requested that we advise the Staff supplementally that it may continue to purchase properties in California, Nevada and Texas. However, at this time, the Company does not have any specific plan to purchase properties in any specific locations, nor does it intend to limit future purchases to California, Nevada and Texas. The Company has revised its disclosure to reflect that the Manager has not identified any specific locations for any properties the Company intends to acquire.

7.	Please describe your policy with respect to borrowing and leverage.

In response to the Staff’s request, the Company has revised its disclosure to include a description of its policy with respect to borrowing and leverage.

8.	Please provide a plan of operation for the remainder of the fiscal year or alternatively tell us why it is not appropriate. See Item 101(a)(2) of Regulation S-K.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 4
In response to the Staff’s request, the Company has revised the disclosure on page 4 to include a description of its plan of operation for the remainder of the 2005 fiscal year.

Item 2: Financial Information, page 10

Management’s Discussion and Analysis Scheduled Lease Expirations, page 13

9.	We note your statement on page 13 that as of December 31, 2004, your consolidated properties were 63.1% leased and 29.1% of such leased square footage expires during 2005. We also note that you anticipate, but cannot assure, that approximately 80% of the expiring square footage will be renewed for another term. Further, we note your disclosure on page 37 that the leases expiring in 2005 represent 43.8% of the total annual base rent.
•	Please expand your disclosure to discuss the basis of your belief that 80% of the square footage will be renewed.

•	Please clarify, if true, that if you are unable to procure renewals or attract new tenants, less than 50% of your square footage will be leased as of December 31, 2005 and discuss the corresponding decrease in annual base rent.

•	Please discuss whether you anticipate any rental price reductions or capital improvements associated with any renewals or new leases.
In response to the Staff’s request, the Company has revised its disclosure on pages 13 and 14.

Capital Resources, page 18

10.	We note that your operating cash flow depends materially on the rents that you are able to charge your tenants and the ability of your tenants to make their rental payments. For liquidity purposes, please describe whether you have a current cash shortfall and whether there is a source for short-term borrowings available. If so, please disclose the total dollar amounts available. For example, we note your ability to obtain debt financing from Cunningham Lending Group, LLC. Disclose whether these additional sources of short-term liquidity bear restrictions that would make the proceeds unavailable for distributions. In addition, please describe the terms of any borrowings from your affiliate, Cunningham, including whether such terms would be similar to those you would receive from a third party.

In response to the Staff’s request, the Company has revised its disclosure on page 21 and 22 to reflect that it does not have a current cash shortfall, and that it has sources of short-term borrowings available and that these sources of short-term liquidity do not bear restrictions that would make the proceeds unavailable for distributions. Additionally, the Company has revised its disclosure on pages 21 and 22 to describe the terms of any borrowings from Cunningham.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 5
11.	We note that your primary uses of cash are to fund distributions, capital investment in your portfolio properties, new acquisitions and debt service. Please revise to state your expected capital requirements in each of these four general areas for the next twelve months. Also discuss how you plan to fund these expenditures.

In response to the Staff’s request, the Company has revised its disclosure on page 21 to set forth its expected capital requirements for distributions, capital investments in its portfolio of properties, new acquisitions and debt service requirements, for the year ended December 31, 2005.

12.	We note that you will require up to approximately $4,275,000 for capital expenditures in the current fiscal year. Please describe in more detail the tenant and capital improvements that you anticipate for the year, as well as any other planned or anticipated capital expenditures.

In response to the Staff’s request, the Company has revised its disclosure on page 21 to describe in more detail the tenant and capital improvements that it anticipates for the year ended December 31, 2006, as well as any other planned or anticipated capital expenditures.

13.	We note that your distribution of amounts in excess of taxable income has resulted in a return of capital. Please revise to discuss why the portion of distributions representing a return of capital went from 0% in 2003 to 54% in 2004. Disclose whether this is a trend you expect to continue.

In response to the Staff’s request, the Company revised the disclosure on page 22 to describe the factors causing the increase in distributions representing a return of capital from 0% in 2003 to 54% in 2004, and to set forth the Company’s expectation that the trend of distributions representing a return of capital will likely continue in 2005.

14.	We note that you may seek to obtain capital to pay distributions by means of secured or unsecured debt financing. Please expand your disclosure to clarify whether you have relied on debt financing to pay distributions in the past and whether you anticipate obtaining financing to pay future distributions. If not, please disclose the source of funds you have used in the past to pay distributions in excess of taxable income.

In response to the Staff’s request, the Company revised the disclosure on page 21.

Sale of Unregistered Securities, page 19

15.	We note that you sold 10,000 units to 785 investors in a private placement, as well as disclosure on page 14 indicating that you relied on Rule 506 of Regulation D for this offering. Supplementally, please tell us the factual basis for your reliance on Regulation D. Also, please tell us how you concluded there was no general solicitation in connection with this offering.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 6
In response to the Staff’s request, the Company has requested that we advise the Staff supplementally that in each sale made pursuant to the offering the Company had a reasonable basis to believe that each purchaser was an accredited investor, as defined in Regulation D under the Securities Act, and was acquiring the Units for investment only and not with a view to distribute, sell or otherwise transfer the Units. In each instance, the purchaser had access to sufficient information regarding the Company so as to make an informed investment decision. The Units were issued directly by the Company and did not involve a public offering or general solicitation. The Company has also requested that we advise you supplementally that it concluded that there was no general solicitation in connection with this private offering as the Company conducted the offering through broker-dealers that had pre-existing substantive relationships with each recipient of the Offering Memorandum.

In Bateman Eichler, Hill Richards, Inc., SEC, Office of Chief Counsel, Div. Corp. Fin. No-action letter (Dec 3, 1985) the Staff concluded that offerings by a broker-dealer, which, on behalf of a number of sponsors, regularly acted as a selling agent on a best efforts basis in connection with the offer and sale of limited partnership interests, would not be deemed made by a general solicitation provided that the broker-dealer had a prior substantive relationship with the offeree that would allow the broker-dealer to evaluate the prospective offeree’s sophistication and financial circumstances. In the present case, the Company has asked us to advise the Staff that the Company had received assurances from the broker-dealers utilized in the private offering that the Offering Memorandum was only sent to prospective investors with whom the broker-dealers knew to be accredited investors and who had pre-existing substantive relationships with the broker-dealers which allowed the broker-dealers to pre-select the prospective offerees on the basis of whether or not the offered security would be suitable for the prospective offerees’ particular circumstances.

Controls, page 23

16.	Please explain to us the specifics of each material weakness that resulted from the items noted in your disclosure. Include a discussion of the effect on individual line items in your financial statements, and your financial statements as a whole.

Following are the weaknesses identified by our independent registered public accounting firm and the effects on our financial statements.
•	our need to formalize and follow policies and procedures for estimating and recording certain fees and charges; (During the financial preparation process, due to our lack of documented policies and procedures, it was concluded that transactions were recorded inconsistently and in some instances inaccurately. We compensated for such lack of controls through our internal audit substantive testing of source documents and transactions. We also outsourced the preparation and review of all financial statements including the review of the closing process and procedures. The lack of policies and procedures affected every financial statement account. These compensating procedures ensured that there were no material misstatements of our financial statements.)

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 7
•	implementation of management information systems; (Currently, we have a manual process to prepare and report some of financial information, including but not limited to, the calculation of straight-line rent, calculation of management fees and the maintenance of depreciation and amortization schedules, this creates the opportunity for inconsistent reporting and a greater possibility for errors. If we had these processes automated, we would have consistent processing and reporting of such items. These weaknesses affected every financial statement account. We performed compensating procedures to ensure that there were no material misstatements of our financial statements.)

•	our need to formalize and follow policies and procedures for the accounting for our real estate properties (including the appropriateness of useful lives of intangible assets and the recoverability of certain intangible assets that relate to existing and vacated tenants); (Our process for tracking and reporting these items is manual and subject to interpretation and keying errors, this affected all real estate asset and expense items on our financial statements. We performed compensating procedures to ensure that there were no material misstatements of our financial statements.)

•	the need to develop a fixed asset software system to track additions and dispositions of fixed assets; (Our process for tracking and reporting these items is manual and subject to interpretation and keying errors, this affected all real estate asset and expense items on our financial statements. We performed compensating procedures to ensure that there were no material misstatements of our financial statements.)

•	the need to perform and review reconciliations of all significant accounts in a timely manner; (Due to our staffing and training issues, we did not reconcile our accounts in a timely manner, this affected every financial statement account. We verified, through our review and internal audit process, that every account was reconciled prior to the filing of our financial statements to ensure that there were no material misstatements of our financial statements.)

•	the need for formal policies and procedures for estimating and recording management fees and common area maintenance charges; (Due to our staffing and training issues, we did not have formal policies for estimating and recording these expenses and therefore had inconsistent application of such items. This affected the CAM and management fee accounts on our statement of operations and balance sheet. We verified, through our review and internal audit process, that the CAM and management fess were properly recorded prior to the filing of our financial statements to ensure that there were no material misstatements of our financial statements.)

•	the need to identify and record all accounts payable and accrued expenses in a timely manner; and (Due to our staffing and training issues and our lack of formal policies and procedures, did not have the proper procedures in place to identify all accounts payable and accrued expenses. This affected our expenses on our statement of operations and accounts payable and accrued expenses on our balance sheet. We verified, through our review and internal audit process, that all accounts payable and accrued expenses were properly recorded prior to the filing of our financial statements.)

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 8
•	the need to develop policies regarding formalized management information systems. (Due to the lack or policies on our management information systems, there are inconsistencies regarding the development and enhancements, including prioritization of our IT systems, this affects every financial statement account.)
17.	Please provide us with a schedule of the adjustments made to close the books, or adjustments recorded in connection with or as a result of the audit by the independent accountants. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on net loss. Quantify the net effect of all adjustments on net loss. Explain in detail why you believe the timing of each adjustment is appropriate.

Deloitte proposed the following adjustments to our financial statements. The Company concurred with and made the adjustments.

	Assets	Liabilities	Equity Accounts	Income Statement
	Dr (Cr)	Dr (Cr)	Dr (Cr)	Dr (Cr)
Individual Pre-Tax Recorded Adjustments
To reclassify distributions booked to advance receivable	(32,692)		32,692

Total Recorded Adjustments	(32,692)	0	32,692	0

Risk Factors, name 25

18.	Please avoid using phrases such as “material adverse effect” or “adverse impact” when describing the risks’ effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operation would be affected.

In response to the Staff’s request, the Company revised the disclosure in the section entitled “Risk Factors” to replace phrases such as “material adverse effect” or “adverse impact” with more specific disclosure.

19.	To the extent that you hold tenant in common interests, please include a risk factor that addresses the risks associated with such interests, including the potential lack of unilateral foreclosure, capital improvement and liquidation rights.

In response to the Staff’s request, the Company has revised the risk factor disclosure on page 34.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 9
Distributions by us have and will in the future. . . page 26

20.	We note you have made distributions that constitute a return of capital. Please expand your disclosure to quantify the extent of this return of capital.

In response to the Staff’s request, the Company has expanded its disclosure on page 30 to quantify the extent to which distributions have represented a return of capital.

Lack of geographic diversity may expose us. . ., page 27

21.	We note that your properties may face competition from other properties owned, operated or managed by your Manager and its affiliates. Please revise your disclosure to include a separate risk factor addressing this conflict with your Manager and its affiliates. In addition, identify the affiliates and the specific geographic markets in which you compete.

In response to the Staff’s request, the Company has revised its disclosure on page 32 to include a separate risk factor addressing potential conflicts of interest arising from the Manager and its affiliates’ ownership, operation or management of competing properties.

Dependence on significant tenants. . ., page 28

22.	We note your statement that you have leased the IRS space to a new tenant beginning August 1, 2005. Please revise to briefly describe the staggered occupancy and commencement rent dates of the new lease.

In response to the Staff’s request, the Company has revised its disclosure on page 32.

The conflicts of interest described below. . ., page 30

23.	We note section 1.7 of the Operating Agreement regarding certain transactions. Please expand your disclosure to briefly discuss, if true, that there are no restrictions on any manager, member or executive officer from directly competing with you.

In response to the Staff’s request, the Company revised the disclosure on page 34 to disclose that there are no restrictions on any manager, member or executive officer from directly competing with the Company.

Our success is dependent on the performance of our Manager. . ., page 30

24.	Please expand to identify the key employees.

In response to the Staff’s request, the Company revised the disclosure on page 35 to identify the Manager’s key employees.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 10
Item 3: Properties, page 33

25.	We note the statement in the Notes to the Consolidated Financial Statements that a certain amount of your rental income is from tenants with leases which are subject to contingent rent provisions. Please expand your disclosure in this section to briefly describe these contingent rent provisions and supplementally confirm that the annual rent listed on pages 5 and 37 is the minimum annual rent that you will receive regardless of any contingent rent provisions.

We supplementally advise the Staff that, as stated in the Notes to the Financial Statements, the amount of the contingent rent earned by us was not significant. We further advise the Staff that the annual rent listed on pages 5 and 38 is the minimum rent we expect to receive regardless of any contingent rent provisions.

26.	With respect to properties in which you own less than 100% of the interest and affiliated entities hold all or a portion of the remaining interest, please expand your disclosure to describe how the purchase price was determined and then allocated among affiliates.

In response to the Staff’s request, the Company revised the disclosure on page 38 to further describe how the purchase price was determined and then allocated among affiliates.

27.	We note your disclosure on page 5 regarding the percentage of leased space. Please expand your disclosure in this section to include the percentage of leased space for each property.

In response to the Staff’s request, the Company revised the disclosure on page 38 to include the percentage of leased space for each property.

28.	Please expand your disclosure on page 37 to clarify the types of leases associated with your properties. For example, are any of the leases triple net leases, which, if they were to expire, would cause your expenses to increase in addition to any loss of rental income?

In response to the Staff’s request, the Company revised the disclosure on page 38.

Item 4: Security Ownership, page 38

29.	We note that members of the Board of Managers own units. Please expand your disclosure in this section and on page 43 to individually identify these members.

In response to the Staff’s request, the Company revised the disclosure on page 45 to individually identify each member of the Board of Managers who own Units.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 11
Item 5: Managers and Executive Officers, page 38

30.	Please identify any promoters or control persons. Refer to Item 401(g) of Regulation S-K.

In response to the Staff’s request, the Company revised its disclosure on page 45 to identify the Manager and Anthony W. Thompson as promoters and control persons of the Company.

31.	We note that you have no directors or executive officers. Please expand your disclosure to state who holds the designation of principal executive officer and principal financial officer for NNN 2003 Value Fund, LLC.

In response to the Staff’s request, the Company has asked us to advise the Staff that it respectfully believes that the Staff’s request in the final sentence is inapplicable because the Company has not yet designated individuals as either principal executive officers or principal financial officers of the Company.

32.	Please revise to disclose whether any of the directors of your Manager are independent, and if so, how you determined they were independent.

In response to the Staff’s request, the Company revised the disclosure on page 45 to disclose that there are no independent directors of the Manager.

33.	We note your statement that members of the Board of Managers serve for unlimited terms and your Manager’s executive officers serve at the discretion of the Board of Managers. Based on Section 7.1 of the Operating Agreement, it appears the Manager’s officers and directors will hold office until the Manager is removed, withdraws or resigns. We further note your disclosure on page 49 referring to removal of your Manager. Please provide disclosure explaining how the Manager’s term may be limited. Refer to Item 401(a) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 45 to explain how the Manager’s term may be limited.

Item 11: Description of Registrant’s Securities to be Registered, page 45

34.	Please revise to disclose or cross-reference to a description of any provision in your Articles of Organization that would have an effect of delaying, deferring or preventing a change in control. If no such limits exist, please tell us supplementally. Refer to Item 202(a)(5) of Regulation S-K.

In response to the Staff’s request, the Company revised the disclosure on page 60 to disclose or to include a cross-reference to a description of any provision in the Operating Agreement that would have the effect of delaying, deferring or preventing a change in control.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 12
Term and Dissolution, page 49

35.	We note that your term will continue indefinitely unless terminated pursuant to the terms of the Operating Agreement. Please expand your disclosure to briefly describe these terms.

In response to the Staff’s request, the Company revised the disclosure on page 56 to briefly describe the terms of the Operating Agreement governing the termination of the Company.

Repurchase Reserve, page 49.

36.	We note that under certain circumstances you may, in the sole discretion of your Manager and upon request of a member, repurchase the units held by such member. Please expand your disclosure to briefly describe these circumstances.

In response to the Staff’s request, the Company has revised the disclosure on page 57 to provide that the Manager in its sole discretion may repurchase the Units held by such member.

Liabilities of Members, page 50

37.	We note that, except as specified therein, the Operating Agreement provides that your members will not be personally liable for your expenses, liabilities or obligations. Please expand your disclosure to briefly describe the exceptions specified in the agreement.

In response to the Staff’s request, the Company revised the disclosure on page 58 to briefly describe the exceptions specified in the Operating Agreement.

Financial Statements

General

38.	Update your financial statements in accordance with Rule 3-12 of Regulation S-X.

The Company has updated its financial statement in accordance with Rule 3-12 of Regulation S-X.

39.	Explain to us why you have not included historical financial statements for the Offices at Interwood (acquired on January 26, 2005 as disclosed on page F-25) and for Oakey Building, LLC (acquired on April 2, 2005 as disclosed on page F-14).

We did not include the Offices at Interwood historical financial statements in this filing, as the acquisition date was subsequent to the reporting date and we are still in the process of coordinating with the prior owners to complete the required audit. We will revise and amend at the time we complete the audit, we anticipate that this will be completed during the third quarter.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 13
We did not include the Oakey historical financial statements in accordance with the SEC training manual guidance stating that nine months equates to a year of operations and therefore, the financial statements are not required to be presented.

40.	Explain to us how you considered the requirements of Rule 3-09 of Regulation S-X with respect to your investment in 801 K Street, Emerald Plaza and Enterprise Technology Center.

In accordance with Rule 3-09 (a) of Regulation S-X, provides that separate audited financial statements are required for a significant subsidiary defined as follows: the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 10% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year. When applying this test, we determined that Executive Center II & III met the requirements.

NNN 2003 Value Fund. LLC

Note 2 Summary of Significant Accounting Policies

Purchase Price Allocation, page F-9

41.	We note your disclosure that your purchase price allocation is subject to change. Explain to us the information that you are still compiling related to the acquisition, the balance sheet items that are subject to change, the potential amount of any change in those items, and potential effect on amortization of assets. Tell us how you considered the need to disclose this information in your financial statements.

In accordance with SFAS 141, we are allowed up to one year from the date of acquisition to update our assumptions and calculations regarding our purchase price allocations. These assumptions would include, without limitation, additional liabilities that arise during the course of the operation of the assets that might not have been identified upon acquisition, revisions to the estimation of the intangible assets and liabilities due to subsequent information received on such assets and assumptions. Due to the timing of some of the acquisitions, we may not, by the filing date, have been able to finalize our purchase price allocations in the period reported. The changes in any estimates would be applied prospectively and depreciation and amortization related to any changes would also be calculated prospectively. We included this disclosure to inform the readers that some of the components of our balance sheet are subject to change based on information still being analyzed on new acquisitions. We are also continually acquiring properties and SFAS 141 is an integral part of our financial statements.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 14
Concentration of Credit Risk, page F-11

42.	We note the vacancy of a significant tenant at the Oakey Building subsequent to year end and the expected reduction in rental income from 2005. Explain to us how you considered the effect of this event in your impairment analysis of the Property.

In calculating the revenue flow for the Oakey Building, we included the reduction of the rent due to the staggered occupancy of the new tenant. With the reduction of the rent, we determined that our undiscounted cash flows were able to adequately cover the cost of the property and no impairment write-down was required.

Statements of Revenues and Certain Expenses, page F-41

43.	Tell us why you have not included financial statements of the Properties for the 2004 interim period before their acquisition.

In response to the Staff’s request, the Company revised the disclosure on page F-47.

Unaudited Pro Forma Consolidated Statement of Operations, page F-46

44.	Explain to us why you have not given pro forma effect to the subsequent acquisition of the Offices at Interwood and the subsequent sale of Financial Plaza.

In response to the Staff’s request, the Company revised the disclosure on page F-52.

45.	Explain to us why you have not included a proforma balance sheet giving effect to the subsequent acquisition of the Offices at Interwood and the subsequent sales of Satellite Place and Financial Plaza.

We supplementally advise the Staff that the March 31, 2005 financial statements give effect to these transactions.
* * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing and Amendment thereto (together, the “Filing”);

•	Staff comments or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Securities and Exchange Commission, Division of Corporation Finance, July 27, 2005 — Page 15
     The Company would appreciate your earliest consideration of Amendment No. 2 and this response. If you have any questions or require any additional information with respect to any of the matters discussed in this letter, please call the undersigned at (714) 667-8252.
     Thank you.
Very truly yours,
/s/Andrea R. Biller
Andrea R. Biller, Esq.
(Triple Net Properties, LLC)

cc:	Peter T. Healy, Esq.
of O’Melveny & Myers LLP